

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

Malcolm Hargrave
President
Gogo Baby, Inc.
5745 Kearny Villa Road #102
San Diego, CA 92123

> **Re: Gogo Baby, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 22, 2015**
> **File No. 333-198772**

Dear Mr. Hargrave:

We have reviewed your responses to the comments in our letter dated October 10, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 1. We note that as of September 30, 2014 you had total assets of $16,587 consisting solely of cash and a patent pending valued at $5. In addition you have generated no revenues and state on page 13 that you have "limited levels of operations." Please disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933. In addition please revise to include a risk factor discussing the fact that you are a shell company, cautioning investors as to the highly illiquid nature of an investment in your common stock and discussing the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Similarly, please revise the discussion in the first two paragraphs on page 12 to disclose the unavailability of Rule 144. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

The Dividend Distribution by DTH International Corporation, page 8

Blue Sky Laws, page 10

2. We note that you have revised to now state that "[o]nly shareholders of Garden Bay residing in the states set forth below may obtain the shares pursuant to the Distribution." Please reconcile this with disclosures made elsewhere that the shares will be distributed to shareholders of DTH International Corporation.

<u>Related Party Transactions, page 17</u>

3. We note your response to our prior comment 19 and reissue in part. Please file the promissory notes as exhibits to your amended registration statement or advise.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Karen A. Batcher, Esq.